# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bollinger Innovations, Inc., CIK 0001499961
CUSIP: 62526P877
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1405 Pioneer Street, Brea, California (CA), 92821
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0002041834
Persons authorized to receive notices and communications: Jourdan Matthews, Skyline Tower 10900 NE 4th Street, Floor 23, Bellevue, Washington (WA), 98004, (425) 331-9885

## Reporting persons
- Winvest Investment Fund Management Corp. (CIK 0002041834): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mr. Jourdan Matthews: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Bollinger Innovations, Inc.
Address of issuer's principal executive offices: 1405 Pioneer Street, Brea, California (CA), 92821

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by The Winvest Investment Fund Management Corp. ("Winvest") and Mr. Jourdan Matthews ("Mr. Matthews," and collectively with Winvest, the "Reporting Persons"). Mr. Matthews is the sole stockholder, sole director and the Chief Executive Officer of Winvest. Winvest directly owned the Common Stock reported in this Schedule 13D. Mr. Matthews may be deemed to have beneficially owned the Common Stock directly owned by Winvest; Mr. Matthews disclaims beneficial ownership thereof.
Residence or business address: The principal business address of the Reporting Persons is Skyline Tower 10900 NE 4th St, Floor 23, Bellevue, WA 98004.
Present principal occupation or employment: The principal business of Winvest is acting as a private investment vehicle for Mr. Matthews. Mr. Matthew's principal occupation is acting as an investment manager for his own assets.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Winvest is a Delaware corporation and Mr. Matthews is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock owned by them are set forth below:

REPORTING PERSON SOURCE OF FUNDS AMOUNT OF FUNDS
Winvest Working Capital $48,601.25

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

## Item 4. Purpose of Transaction
Purpose of transaction: On October 10, 2025, Winvest acquired 80,000 shares of Common Stock in the belief that such securities were an attractive investment and with the intent described in this paragraph. Winvest issued a press release on October 10, 2025 disclosing certain intentions and proposals regarding the Issuer and the Common Stock, including asking the Issuer's CEO to maintain the Issuer's Nasdaq listing, potentially seeking 50% of the outstanding shares of Common Stock and board control via a tender offer at a 55% premium, or potentially seeking a board seat. A copy of such press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Winvest sold its position on October 10, 2025 to mitigate the risk of adverse price movements in the Common Stock. Winvest maintains the intentions and proposals as described in the press release. Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities (including without limitation plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D), to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the end of business on October 10, 2025, being the Event Date of this Schedule 13D, and as of the end of business on October 15, 2025, being the filing date of this Schedule 13D, the Reporting Persons did not beneficially own any shares of Common Stock. Intraday on October 10, 2025, the Reporting Persons beneficially owned as many as 80,000 shares of Common Stock, representing 15.8% of all of the outstanding shares of Common Stock. The forgoing percentage is based on 126,229,870 shares of Common Stock outstanding as of September 18, 2025, which became 504,919 shares outstanding on September 22, 2025 due to a 1-250 reverse stock split, all as reported in the Issuer's Form S-1/A filed with the SEC on September 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Winvest had, and Mr. Matthews may be deemed to have had, the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of the 80,000 shares of Common Stock held by Winvest intraday on October 10, 2025.
Transactions in the class effected during the past sixty days:
No transactions in the Common Stock have been effected by the Reporting Persons in the sixty (60) days prior to the filing date of this Schedule 13D, except for the following transactions effected by Winvest on the open market on October 10, 2025:

Type Quantity Price Per Share
Buy 4,000 $0.6499
Buy 1,000 $0.6470
Buy 1,000 $0.6668
Buy 1,000 $0.6620
Buy 8,000 $0.6563
Buy 1,000 $0.6409
Buy 1,700 $0.6301
Buy 1,330 $0.6197
Buy 570 $0.6143
Buy 900 $0.6094
Buy 200 $0.5876
Buy 500 $0.5877
Buy 2,000 $0.5980
Buy 900 $0.5893
Buy 162 $0.5975
Buy 838 $0.6000
Buy 1,000 $0.6001
Buy 2,000 $0.6001
Buy 2,100 $0.6000
Buy 2,900 $0.6001
Buy 3,000 $0.5976
Buy 1,000 $0.6001
Buy 1,000 $0.6000
Buy 500 $0.5950
Buy 1,000 $0.5925
Buy 4,108 $0.5930
Buy 658 $0.6070
Buy 842 $0.6071
Buy 2,000 $0.5971
Buy 1,892 $0.5962
Buy 1,000 $0.6134
Buy 2,000 $0.6168
Buy 2,000 $0.6086
Buy 1,000 $0.6090
Buy 1,000 $0.6091
Buy 1,000 $0.6093
Buy 800 $0.6050
Buy 26 $0.6138
Buy 474 $0.6149
Buy 500 $0.6032
Buy 1,000 $0.6035
Buy 1,000 $0.6058
Buy 3,000 $0.5871
Buy 500 $0.5857
Buy 5,000 $0.5801
Buy 600 $0.5755
Buy 2,300 $0.5750
Buy 200 $0.5711
Buy 1,000 $0.5750
Buy 1,000 $0.5750
Buy 1,000 $0.5750
Buy 961 $0.5750
Buy 39 $0.5749
Buy 1,000 $0.5951
Buy 2,500 $0.5701
Sell (5,000) $0.5820
Sell (5,000) $0.5814
Sell (1,441) $0.5820
Sell (1,648) $0.5701
Sell (100) $1.1000
Sell (3,000) $0.8850
Sell (1,500) $0.7355
Sell (200) $0.7182
Sell (400) $0.7163
Sell (319) $0.7244
Sell (8,981) $0.7162
Sell (2,000) $0.7282
Sell (2,675) $0.7429
Sell (1,000) $0.7479
Sell (25) $0.7444
Sell (5,800) $0.7407
Sell (2,000) $0.7000
Sell (1,000) $0.6900
Sell (1,000) $0.7021
Sell (1,000) $0.7100
Sell (2,000) $0.7054
Sell (1,000) $0.7093
Sell (3,000) $0.6583
Sell (2,000) $0.6713
Sell (2,500) $0.6700
Sell (550) $0.6700
Sell (20) $0.6700
Sell (2) $0.6700
Sell (100) $0.6611
Sell (324) $0.6601
Sell (18) $0.6611
Sell (9,536) $0.6600
Sell (1,000) $0.6837
Sell (2,000) $0.6798
Sell (1,000) $0.6750
Sell (100) $0.6752
Sell (24) $0.6788
Sell (876) $0.6750
Sell (1,000) $0.6650
Sell (861) $0.6759
Sell (8,000) $0.7002
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 10, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement
99.2 - Press Release Issued on October 10, 2025

## Signatures
- Winvest Investment Fund Management Corp.: /s/ Jourdan Matthews, Jourdan Matthews/Authorized Signatory (10/15/2025)
- Mr. Jourdan Matthews: /s/ Jourdan Matthews, Not Applicable (10/15/2025)